Golden Edge Entertainment, Inc.

629 Neals Lane

Gallatin, Tennessee 37066

July 3, 2013

Robert S. Littlepage

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Golden Edge Entertainment, Inc.

Form 10

Filed May 21, 2013

File No. 000-54958

Dear Mr. Littlepage:

We are responding to your letter dated June 17, 2013. We regret that we were unable to comply with your request that we respond in ten business days. Our auditor responded to accounting comments on this date, July 3, and the Independence Day holiday will likely delay edgarizing and filing for another day. We reply to your comments below using your comment numbers.

1.

The requested revision concerning our shell status was made.

2.

We have disclosed that there is no intent for this company to be used as a vehicle for a private company to become a reporting company.

3.

We have revised our disclosure throughout concerning officer funding.

4.

We have included a disclosure concerning our status as an “emerging growth company” under the JOBS Act.

5.

We note that the Form 10 will go effective 60 days after the original filing.

6.

We have disclosed that we have no employees, that Mr. Groves is working without compensation, and that other directors are devoting minimal time to the affairs of the company.

7.

Our prior reference to regulatory actions was inaccurate and has been deleted.

8.

We have added disclosure on what we believe to be our competitive advantage in the experience and contacts of our president and our new director.

9.

We have added disclosure on the temporary employment of independent professionals which is common in our industry.

10.

We have added disclosure concerning the contacts of our president and director in the recording industry.

11.

We do not intend to have a website. Music we record and edit may be sold on the web but not through a website that we will maintain.

12.

We have added disclosure on contacts we have made to outsource certain of our operations.

13.

We have added disclosure concerning the competitive advantage we believe we have in our president and our new director.

14.

We have revised our introduction to the section on risk factors.

15.

We have revised our disclosure concerning Mr. Groves commitment to provide financing for company obligations.

16.

We have added disclosure concerning the way our industry works, contracting out all services, and on our directors willingness to pay the expenses associated with being a reporting issuer. As a result we believe our resources are adequate to our planned operations.

17.

We have added disclosure concerning our “customers” for the purchase of music. They are the artists themselves. Thus changes in music distribution are not expected to impact our business.

18.

We have added to our disclosure concerning the studio, which we expect to rent on an hourly or daily basis, and the small office space within the studio building which is provided rent free.

19.

The requested revision to the signature page was made.

20.

The requested revision to concerning the law practice was made.

21.

We have added to the disclosure concerning Mr. Groves’ compensation.

22.

We have disclosed our lack of director independence.

23.

We have disclosed the unavailability of Rule 144.

24.

We have revised our disclosure of the number of shares outstanding.

25.

We have attached updated financial statements to March 31, 2013.

26.

We have filed amended articles and bylaws.

27.

We have revised our description of Exhibit 23.1

28.

Our auditor has revised their consent letter.

29.

We have revised the disclosures in the referenced footnotes.

30.

We have slightly revised our disclosures under Note 2. Summary of Significant Accounting Policies – Earnings Per Share - that the 5,000,000 warrants were not included in the loss per share calculations because the inclusion would have been anti-dilutive as of December 31, 2012 and 2011.Under note 5, we updated the disclosures to be consistent with Note 2. Summary of Significant Accounting Policies – Earnings Per Share.

31.

The value of the warrants were determined and assigned out of the bankruptcy at a gross value of $ 53,678 (or approximately $0.0107356 per warrant). We have amended the disclosures.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel C. Masters

/s/ Edgel Groves

Daniel C. Masters, Esq.

Edgel Groves

Counsel to Golden Edge Entertainment, Inc.

President, Golden Edge Entertainment, Inc.